www.richmont-mines.com

RICHMONT

RICHMONT MINES INC.

REPORT TO SHAREHOLDERS

2

Second Quarter
ended June 30, 2006

For more information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec
Canada H3B 2C6

Tel.: (514) 397-1410
Fax: (514) 397-8620

info@richmont-mines.com

Listings: Toronto, AMEX

Ticker symbol: RIC

FINANCIAL DATA
	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Results ($)
Revenues	9,760,553	7,128,360	18,013,340	14,493,012
Net earnings (loss)	473,951	(1,170,297)	1,154,398	(1,069,750)
Cash flow from operations before net change
in non-cash working capital items	914,352	(713,438)	72,829	359,618

Results per share ($)
Net earnings (loss)
Basic and diluted	0.02	(0.07)	0.05	(0.07)

Weighted average number of common shares outstanding	22,108,784	16,142,508	21,554,746	16,153,804

Average selling price of gold per ounce	US$610	US$438	US$589	US$437

	June 30, 2006		December 31, 2005

Financial position ($)
Total assets		71,822,531		54,226,497
Working capital		24,133,276		21,877,251
Long-term debt		-		-

SALES AND PRODUCTION DATA
	Three-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Beaufor Mine	2006	6,903	6,897	US$578
	2005	13,223	13,117	US$334
East Amphi Mine	2006	6,100	5,154	US$502
	2005	-	-	-
Total	2006	13,003	12,051	US$542
	2005	13,223	13,117	US$334

	Six-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Beaufor Mine	2006	15,265	15,216	US$593
	2005	25,356	26,706	US$334
East Amphi Mine	2006	9,846	8,664	US$513
	2005	-	-	-
Hammerdown Mine	2006	-	-	-
	2005	307	-	US$15
Total	2006	25,111	23,880	US$561
	2005	25,663	26,706	US$330
	Average exchange rate used for the second quarter of 2005: US$1 = CAN$1.21
		2006 estimated exchange rate: US$1 = CAN$1.14

02
JULY 28, 2006	RICHMONT MINES INC.

SECOND QUARTER 2006 HIGHLIGHTS

•	Net earnings of $473,951, or $0.02 per share in the second quarter of 2006;
•	$15.2 million short form prospectus financing;
•	Sales in excess of 13,000 ounces of gold, at an average price of US$610 per ounce;
•	$6.2 million investment at the Island Gold property;
•	Implementation of a $5 million exploration program in 2006/2007 on some of the properties located in Quebec, Ontario and Newfoundland.

Financial highlights

MONTREAL, July 28, 2006 – For the three-month period ended June 30, 2006, Richmont Mines reports net earnings of $473,951, or $0.02 per share, compared with a net loss of $1,170,297 or $0.07 per share in 2005. The difference of $1,644,248 results primarily from the inclusion of $514,166 as tax revenues and the reduction of stock-based compensation in 2006, compared with a tax expense of $428,213 and a further expense of $769,751 for stock-based compensation charges reported in the second quarter of 2005. Cash flow from operations before net change in non cash working capital items and payment of asset retirement obligations totalled $914,352 in the second quarter of 2006, compared with $713,438 in 2005.

For the six-month period ended June 30, 2006, Richmont Mines reports net earnings of $1,154,398 or $0.05 per share, compared with a net loss of $1,069,750 or $0.07 per share in 2005. The difference of $2,224,148 results primarily from an amount of $2,882,149 included as tax revenue, compared with a tax expense of $554,247 reported for the same period in 2005. Cash flow from operations before net change in non cash working capital items and payment of asset retirement obligations generated funds totaling $72,829 compared with $359,618 in 2005.

Operating highlights

For the three-month period ended June 30, 2006, gold sales totalled 13,003 ounces, at an average price of US$610 per ounce, compared with gold sales totalling 13,223 ounces, at an average price of US$438 during the same period in 2005. Although the average production cash cost per ounce went from US$334 in 2005 to US$542 in 2006, the 39% increase on the average sale price made it possible to generate earnings during the second quarter of 2006, compared with the loss reported for 2005.

For the six-month period ended June 30, 2006, gold sales totalled 25,111 ounces, at an average price of US$589 per ounce, compared with gold sales of 25,663 ounces, at an average price of US$437, for the same period in 2005. Although the average production cash cost per ounce went from US$330 in 2005 to US$561 in 2006, the 35% increase on the average sale price made it possible to generate earnings during the six-month period ended June 30, 2006, compared with the loss reported for 2005.

03
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in Canadian dollars, unless otherwise stated)

The management of Richmont Mines Inc. ("Richmont Mines" or "the Company") wish, in this report, to outline the Company’s highlights for the three-month and six-month periods ended June 30, 2006. Equipped with adequate systems of internal controls, management is able to provide reasonable assurance that the financial information presented in this report is relevant and reliable. The financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which are the same of those used for the financial statements as at December 31, 2005. The currency employed, except where otherwise indicated, is the Canadian dollar. This report should be read in conjunction with Richmont Mines’ 2005 annual report, the non-audited quarterly financial statements and the accompanying notes. The data on production is given according to the metric system, which is the method most commonly used in Canada. More information on Richmont Mines may be obtained on SEDAR (www.sedar.com) and the Company Web site (www.richmont-mines.com). The following contains forward-looking information. See "Disclosure regarding forward-looking statements" on page 5.

Cautionary note to U.S. investors concerning resource estimates

Resource estimates

The resource estimates in this Management Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this Management Discussion and Analysis, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

04
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Disclosure regarding forward-looking statements

This Management’s Discussion And Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the sections entitled "Risks and uncertainties" and this "Management’s Discussion and Analysis". You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate profile – Strategy and objectives

As a gold producer, Richmont Mines focuses its activities on the exploration and development of advanced exploration properties and on the operation of underground gold mines. Its properties are located in the provinces of Quebec, Ontario, and Newfoundland and Labrador. The Company has two mines in operation, an advanced exploration project and several exploration properties, and it aims to enhance its level of production significantly during the coming years.

The Company plans to achieve its goal by optimizing the production of its current properties, continuing the development of its existing projects and acquiring new projects. In 2006, three gold mines should be in operation. The Beaufor and East Amphi mines, located in Quebec, are already in operation and the Island Gold project, located in Ontario, is expected to be in production during the second half of the year.

In this way, not having any hedging contracts on gold and currency, Richmont Mines will take advantage of the favourable market conditions and as per its forecasts aims to return to profitability in 2006. The Company will maintain its current exploration programs in order to continue converting mineral resources into reserves, and it will launch other programs with the goal of identifying new resources on its other properties.

Summary of operations

Beaufor Mine

Three-month period ended June 30, 2006

During the second quarter of 2006, Beaufor Mine's results did not meet expectations. For the three-month period ended June 30, 2006, 40,057 tonnes of ore at an average recovered grade of 5.36 g/t were milled, thus yielding 6,903 ounces of gold, sold at an average price of US$614 per ounce. In 2005, 67,859 tonnes of ore at an average recovered grade of 6.06 g/t were milled, thus yielding 13,223 ounces of gold, at an average price of US$438.

05
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

The delays caused by the excavation of the ramp below level 20 and the adjustment of the development work to gain access to new stopes have resulted in the production of a greater amount of waste than usual, thus reducing the amount of available broken ore. Accordingly, during the quarter, 22,324 tonnes of waste were extracted from the mine, which is 13% more than expected. This situation, together with lower grades averaging 4.90 g/t in April and May and improving to 5.62 g/t in June, are the main factors contributing to the increase in the production cash cost per ounce from US$334 in 2005 to US$578 in the second quarter of 2006. Higher prices for consumables and energy, higher salary expenses and the increased value of the Canadian dollar relative to the US dollar are also determining factors in calculating the cash production cost per once which is reported in US dollars.

Richmont Mines is currently evaluating various options in order to correct this situation and return to operational profitability within the next few months. To that end, recent development work on the ramp will enable us to reach the mineralized zone near the Beaufor fault where the average grade of the 50,000 tonnes of ore found to date reaches 9.4 g/t, which should enable us to maintain a higher average grade. Although the Company expects the average grade to improve during the third and fourth quarters of 2006, it is unlikely that such improvement will be sufficient to offset delays encountered during the first six months and, accordingly, it is also unlikely that the annual production target initially set at approximately 40,000 ounces of gold will be reached.

Six-month period ended June 30, 2006

For the six-month period ended June 30, 2006, 85,440 tonnes of ore at an average recovered grade of 5.56 g/t were milled, thus yielding 15,265 ounces of gold, sold at an average price of US$590 per ounce. For the corresponding period in 2005, 126,704 tonnes of ore at an average recovered grade of 6.22 g/t were milled, thus yielding 25,356 ounces of gold, at an average price of US$437. The downturn in production resulting from lesser quantities of available ore and lower grades, coupled with higher prices for consumables and energy, higher salary expenses and the increased value of the Canadian dollar relative to the US dollar all contributed to the increase in the production cash cost, from US$334 in 2005, to US$593 in 2006.

Development and exploration work at the Beaufor Mine
	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Investments in development ($)	767,716	332,101	1,172,439	895,908
Exploration expenses ($)	237,510	233,947	412,491	434,639

Metres of development
Drifts and crosscuts	174	205	317	595
Raises	29	93	167	176
Sub-levels	70	111	122	166
Ramp	140	-	185	-

Total	413	409	791	937

Exploration – Metres of drilling
Definition	5 ,781	4,683	13,484	9,823
Exploration	3,934	3,250	6,723	6,293

06
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

East Amphi Mine

Three-month period ended June 30, 2006

For the first complete quarter of operations at the East Amphi Mine, the results were slightly better than expected. Although the grade is slightly lower than the original forecast, the structure of the mine is such that the drilling and preparation of the stopes will occur earlier, thus increasing the extraction rate. The average production rate totalled 19,478 tonnes per month, compared with 16,500 tonnes per month stated in the budget. For the second quarter of 2006, 56,876 tonnes of ore at an average recovered grade of 3.34 g/t were milled, thus yielding 6,100 ounces of gold, sold at an average price of US$604. The cash production cost per ounce of US$502 was in line with expectations. The Company expects to reach its annual production target for the East Amphi Mine set at 25,000 ounces of gold. Richmont Mines is currently evaluating the potential of zones A3 and B North where definition drilling started at the beginning of the third quarter.

Six-month period ended June 30, 2006

For the first six months of the 2006 fiscal year, the East Amphi Mine, brought into commercial production in February 2006, supplied 89,939 tonnes of ore at an average recovered grade of 3.41 g/t, yielding 9,846 ounces of gold which sold at an average price of US$587. The cash production cost per ounce of US$513 during the period was in line with expectations.

Exploration and business development

Island Gold advanced exploration project

Three-month period ended June 30, 2006

During the second quarter of 2006, an investment of $6,212,146 was made to continue the development and advance exploration work on the Island Gold property. An exploration program involving surface drilling in the Goudreau and Lochalsh zones is under way and will continue during the third quarter. Concurrently, in order to increase the resources available for processing, underground definition drilling was initiated in the Island zone and such drilling is still in progress. These resources should become available during the fourth quarter of 2006. In addition, the ramp reached level 290 and now has a vertical depth of 295 metres and the other excavations totalled 1,068 metres.

As a result of most of the preliminary work required to bring it into production having been executed during the second quarter, the Island Gold project, in the third quarter, is now closer to the preproduction phase. Although the work required to reclaim the plant has been mostly completed, certain suppliers advised that the delivery of the machinery and industrial equipment necessary to restart the plant will be delayed. Accordingly, the plant will be put into service as soon as such machinery and equipment is received, expected towards the middle of the third quarter of 2006. At the end of the second quarter, we started developing various stopes on levels 140 and 190 in order to conduct various mining tests.

Six-month period ended June 30, 2006

For the first six months of the current fiscal year, an investment of $10,525,442 was made to bring the Island Gold project closer to its production phase.

07
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Investments, development and exploration work at the advanced exploration project Island Gold
	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Investments[1] ($)	6,212,146	2,452,681	10,525,442	4,247,626

Metres of development
Drifts and crosscuts	351	306	593	524
Raises	25	15	93	15
Ramp	163	238	319	419
Waste development	47	-	91	-
Ore development	482	-	653	-

Total	1,068	559	1,749	958

Exploration – Metres of drilling
Underground	6,577	-	11,757	-
Surface	5,021	-	6,704	-

Exploration program on other properties

During the second quarter of 2006, in view of the market price for gold increasing to more than US$600 per ounce, Richmont Mines prepared an additional exploration program expected to cost approximately $5.0 million in 2006 and 2007 and targeted on properties in important mining camps located in Ontario, Quebec and Newfoundland and for which previous drillings have shown high gold grades. The Francoeur, Wasamac and Fourax properties which are located in northwestern Quebec as well as the Valentine Lake and Cripple Creek properties, both located in Newfoundland, have been identified as the primary targets. This exploration program will begin during the third quarter and continue well into 2007.

Consolidated results

For the three-month period ended June 30, 2006, Richmont Mines reported net earnings of $473,951, or $0.02 per share, compared with a net loss of $1,170,297, or $0.07 per share, in 2005. The difference of $1,644,248 is mainly due to the inclusion of an amount of $514,166 as tax revenue and the reduction of the stock-based compensation in 2006, compared with a tax expense of $428,213 and an expense of $769,751 for stock-based compensation charges reported in the second quarter of 2005. Although gold sales were similar, the average price of gold on June 30, 2005 was US$438 compared with US$610 per ounce on June 30, 2006. As a result, revenues from precious metals increased by 29%, from $7,026,576 in 2005 to $9,032,373 in 2006.

For the six-month period ended June 30, 2006, Richmont Mines reported net earnings of $1,154,398, or $0.05 per share, compared with a net loss of $1,069,750, or $0.07 per share for the same period of the previous year. The difference of $2,224,148 is mainly due to the inclusion of an amount of $2,882,149 as tax revenue in 2006, compared with the inclusion of a tax expense of $554,247 in 2005. Notwithstanding comparable sales levels, precious metals revenues increased by 24%, totaling $16,855,559 in 2006, up from $13,567,709 in 2005.

1 In the financial statements for the three-month and six-month periods ended June 30, 2006, Richmont Mines completely consolidated the Island Gold project in accordance with Accounting Guideline 15, witch provides that a variable interest entity must be consolidated in its accounts if it expects to assume the majority of the losses and/or to receive the majority of the residual returns of the variable interest entity (VIE). Since Richmont Mines holds a 55% share in this joint venture and its share of the earnings and/or losses will differ from the percentage that it owns, the Company is considered the primary beneficiary of the VIE.

08
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Revenues

Three-month period ended June 30, 2006

During the second quarter of 2006, total revenues which include revenues from precious metals and other revenues were $9,760,553, up from $7,128,360 in 2005. The average price of US$610 on gold sales totaling 13,003 ounces, compared with the average price of US$438 on gold sales totaling 13,223 ounces in 2005 is the main contributing factor for such increase in revenues. Furthermore, a gain of $247,532 was realized on the sale of the short term investments and other assets and the increase of interest revenues, which also had an impact on the other revenues, up from $101,784 in 2005 to $728,180 in 2006.

Six-month period ended June 30, 2006

Total revenues for the six-month period ended June 30, 2006 were $18,013,340, compared with $14,493,012 in 2005. This 24% increase is mainly due to the increase in the price of gold. In all, 25,111 ounces of gold were sold at an average price of US$589 in 2006, compared with 25,663 ounces of gold sold at an average price of US$437 during the previous year. Other revenues totalled $1,157,781 in 2006, compared with $925,303 in 2005.

Expenses

Three-month period ended June 30, 2006

Operating costs were $7,998,227 in the second quarter of 2006, compared with $5,274,155 for the same period of the previous year. In all, 96,933 tonnes of ore from the Beaufor and East Amphi mines were milled during that period, compared with 2005 when 67,859 tonnes of ore were processed from the Beaufor Mine alone.

For the East Amphi Mine, operating costs were $3,487,875 and operations generated sales of 6,100 ounces of gold at a cash cost of US$502 and sold at an average price of US$604. The project then being in its exploration phase, there were no operating costs in 2005.

For the Beaufor Mine, operating costs were $4,510,352, compared with $5,274,155 for the same period of the previous year. During the second quarter of 2006, operations generated sales of 6,903 ounces of gold at a cash cost of US$578 and sold at an average price of US$614 per ounce. For the same period in 2005, the Beaufor Mine sold 13,223 ounces of gold at a cash cost of US$334 and sold at an average price of US$438 per ounce. Mining costs per tonne went from $84 in the second quarter of 2005 to $122 for the same period in 2006. The higher mining costs are mainly due to the lower production levels resulting from the fact that there were fewer tonnes of broken ore available at the Beaufor Mine. In view of the reduced gold production, the cost of the royalties for the ounces of gold from the Beaufor Mine was $43,145 in the second quarter of 2006, compared with $84,971 for the same period in 2005.

Administration expenses were $530,703 which is substantially less than the amount of $1,407,164 reported in 2005. This reduction is mainly due to the fact that an expense of $769,751 for stock-based compensation had been included in the second quarter of 2005, whereas an amount of $92,283 was included as income following the cancellation of various purchase options during the second quarter of 2006.

09
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

In view of the high price of precious metals and in order to increase its reserves and resources, Richmont Mines remains active in the exploration and evaluation of projects which could represent important mining assets, given the current positive economic conditions. The price of gold being over US$600 per ounce, the Company developed a $5.0 million exploration program targeting properties with a strong potential for discovery, based on data from previous drillings. The exploration program will begin shortly and it will be completed in 2007. Expenses incurred in the second quarter of 2006 were $512,754 compared with $507,010 for the same period in 2005. Expenses were highest at the Beaufor Mine with $237,510 in reported expenses. An additional $155,142 in expenses went towards project evaluations and an expense of $109,766 was reported in relation to the other properties.

The accretion expense of asset retirement obligations was $51,475 in the second quarter of 2006, compared with $40,035 for the same period in 2005. The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. The Company's Management has therefore reported the asset retirement obligations for the mining sites on the basis of future cost estimates. These estimates may vary according to the changes to these laws and regulations and they are subject to new events occuring.

Depreciation and depletion expenses were $788,310 in the second quarter of 2006, compared with $455,875 for the same period in 2005. This difference is mainly due to a higher depreciation rate, which was US$20 ($24) per ounce sold last year and calculated exclusively on the number of ounces of gold from the Beaufor Mine, whereas it is currently US$46 ($53) per ounce sold. The higher depreciation rate results mostly from the East Amphi Mine entering into production with an average depreciation rate of US$55 ($63) per ounce sold, as well as the higher depreciation rate per ounce of the Beaufor Mine, up from US$20 ($24) in 2005 to US$39 ($45) in 2006.

The Company is subject to the mining and income taxes of Canada and of the provinces of Quebec and Ontario. In the second quarter of 2006, the Company reported $514,166 as tax revenues compared with an expense of $428,213 in taxes in 2005. The tax revenues reported in 2006 result mainly from the reimbursement of $260,994 in taxes paid in fiscal years 2000 and 2001 after a loss was carried back, and from the reduction in the amount of future taxes payable following an increase in the Quebec mining rights tax pool.

As holder of approximately 70% of the outstanding shares of Louvem Mines Inc., and as a result of its partnership with Patricia Mining Corp. (45%) in the Island Gold project, Richmont Mines reported a revenue of $123,846 for the second quarter of 2006, $85,210 of which originated from the minority shareholders of Louvem Mines Inc. and $38,636 from Patricia Mining Corp.’s interest in the Island Gold project. These amounts are relate to the proportionate share of losses, from the Company’s partners during the second quarter of 2006. In 2005, the Company reported an expense of $101,234 which represents a proportionate share of net earnings in Louvem Mines not held by the Company.

Six-month period ended June 30, 2006

Operating costs were $15,990,465 during the first six months of fiscal 2006, compared with $10,114,912 for the same period of the previous year. In all, 175,379 tonnes of ore were milled in relation to the Beaufor and East Amphi mines, compared with 126,704 tonnes milled from the Beaufor Mine in 2005.

For the East Amphi Mine, operating costs were $5,762,230 and operations resulted in the sale of 9,846 ounces of gold, at a cash cost of US$513 and sold at an average price of US$587, whereas the project then being in its exploration phase, there were no operating costs reported in 2005.

10
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Statistics of gold production for the ounces sold
All data are based on ounces sold, except data on ounces produced
	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

East Amphi Mine

Ounces sold	6,100	-	9,846	-
Ounces produced	5,154	-	8,664	-
Tonnes milled (t)	56,876	-	89,939	-
Head grade (g/t Au)	3.41		3.48	-
Recovery rate (%)	97.73	-	97.71	-
Recovered grade (g/t Au)	3.34	-	3.41	-
Cash cost per tonne ($)
Mining	31	-	34	-
Surface and administration	9	-	10	-
Transportation and milling	21	-	20	-
Royalties	-	-	-	-
Depreciation and depletion	7	-	7	-

Total per tonne ($)	68	-	71	-

Total cash cost per ounce (US$)	502	-	513	-
Depreciation and depletion per ounce (US$)	55	-	55	-

For the Beaufor Mine, operating costs were $10,228,235 compared with $10,114,912 for the same period of the previous year. Operations resulted in the sale of 15,265 ounces of gold, at a cash cost of US$593 and sold at an average price of US$590 in the six-month period ended June 30, 2006. In 2005, the Beaufor Mine generated gold sales totalling 25,356 ounces, at a cash cost US$334 and an average price of US$437 per ounce. The mining cost per tonne, based on the number of ounces sold, went from $86 for the first six months of 2005 to $129 for the same period in 2006. This increase is mostly due to the lower production levels, mainly as a result of the reduced access to the stopes and the fewer tonnes of broken ore available at the Beaufor Mine. As a result of the downturn in gold production, royalties for the ounces of gold from the Beaufor Mine were $95,408 in 2006, compared with $160,801 in 2005.

11
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Statistics of gold production for the ounces sold
All data are based on ounces sold, except data on ounces produced
	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Beaufor Mine

Ounces sold	6,903	13,223	15,265	25,356
Ounces produced	6,897	13,117	15,216	26,706
Tonnes milled (t)	40,057	67,859	85,440	126,704
Head grade (g/t Au)	5.43	6.15	5.64	6.31
Recovery rate (%)	98.69	98.58	98.55	98.62
Recovered grade (g/t Au)	5.36	6.06	5.56	6.22
Cash cost per tonne ($)
Mining	75	47	81	48
Surface and administration	15	8	16	9
Transportation and milling	23	23	23	23
Royalties	1	1	1	1
Depreciation and depletion	8	5	8	5

Total per tonne ($)	122	84	129	86

Total cash cost per ounce (US$)	578	334	593	334
Depreciation and depletion per ounce (US$)	39	20	39	20

Administration expenses were $1,403,816 which is substantially less than the amount of $2,102,473 reported in 2005. This reduction is mainly due to the fact that an expense of $905,855 for stock-based compensation had been included in the first six months of 2005, whereas this expense was $137,476 for the six-month period ended June 30, 2006.

For the first six months of 2006, Richmont Mines allocated $968,285 to exploration and project evaluation, compared with $1,061,021 during the same period in 2005. Expenses were highest at the Beaufor Mine with $412,491 in incurred expenses. An additional amount of $300,579 in expenses went towards project evaluations.

The accretion expense of asset retirement obligations was $102,265 for the first six months of fiscal 2006, compared with $79,539 for the same period in 2005.

Depreciation and depletion expenses were $1,466,567 for the six-month period ended June 30, 2006, compared with $917,961 for the same period in 2005. This difference is mainly due to a higher depreciation rate, which was calculated in regard to the ounces of gold of the Beaufor Mine only. The depreciation rate was US$20 ($24) per ounce sold last year whereas it is currently US$45 ($51) per ounce sold. The higher depreciation rate results mostly from the East Amphi Mine entering into production with an average depreciation rate of US$55 ($63) per ounce sold in 2006, as well as the higher depreciation rate per ounce of the Beaufor Mine, up from US$20 ($24) in 2005 to US$39 ($44) in 2006.

The Company is subject to the income and mining taxes of Canada and of the provinces of Quebec and Ontario. For 2006, the Company reported $2,882,149 in tax revenues, compared with a tax expense of $554,247 in 2005. The amount reported as tax revenues in 2006 results mainly from the inclusion of an amount of $2,145,532 related to the issuance of flow-through shares for an amount of $7,500,000 in December 2005, for which the Company declined, in February 2006, to take fiscal deductions (for the sake of shareholders).

12
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

On behalf of its minority shareholders and partners, Richmont Mines reported revenues of $285,715 for the first six months of 2006, $228,359 of which is the result of minority shareholders of Louvem Mines Inc. and $57,356 for Patricia Mining Corp.’s minority interest in the Island Gold project. In 2005, the proportionate share of earnings, resulted in an expense of $166,993 reflecting the proportionate shares of Louvem’s minority shareholders.

Consolidated balance sheets

Short term assets were up from $27,084,475 as of December 31, 2005 to $30,785,939 as of June 30, 2006, mainly due to the increase in cash and cash equivalents from $14,678,478 as of December 31, 2005 to $20,338,962 as of June 30, 2006. The increase is explained, by the June 2006 equity offering of $15,190,000.

As of June 30, 2006, total funds advanced to a minority partner (Patricia Mining Corp.) were $4,473,500, of which $375,000 was recorded as short term receivables, as it will be reimbursed within the next twelve months. The balance of the partner's advance was $4,098,500 as of June 30, 2006 and is recorded as a long term asset of the Company. The advance bears interest at prime rate plus 3% and it is to be reimbursed by way of 36 equal, monthly and consecutive installments beginning no later than April 1, 2007. This advance is secured by the interest of 45% which the borrower has in the Island Gold mining project jointly owned by the Company. As of December 31, 2005, the amount of the advance recorded as receivables was $1,678,500.

The amount of $11,576,359 used in investments for the first six months of 2006 contributed to the increased value of the long term assets from $25,851,117 as of December 31, 2005 to $36,322,023 as of June 30, 2006. Accordingly, $10,525,442 was invested to continue the development of the Island Gold property and $1,172,439 was invested in the Beaufor Mine. Richmont Mines' total assets are up from $54,226,497 on December 31, 2005 to $71,822,531 on June 30, 2006.

As of June 30, 2006, the amount of liabilities is $19,235,178, compared with $13,762,995 as of December 31, 2005 and is comprised mostly of short term debts, of the asset retirement obligations, of the share of minority partners and shareholders, and of the future mining and income taxes. Richmont Mines does not have any long term debts.

The share of the minority partners and shareholders was $6,997,079, up from $3,195,602 as of December 31, 2005, after the inclusion of 45% of the Island Gold project's operations, which represents Patricia Mining Corp.’s minority interest in the Island Gold project.

Future tax liabilities were $1,694,259 as of June 30, 2006 compared with $1,571,257 as of December 31, 2005. The increase of $123,002 is mainly due to the reduction, since December 31, 2005 in the difference between balances used for accounting purposes and balances used for taxation purposes.

As of June 30, 2006, the shareholder's equity was $52,587,353 compared with $40,463,502 as of December 31, 2005. This increase is largely due to the financing completed in June 2006.

13
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

As of June 30, 2006 Richmont Mines had 24,237,853 shares outstanding and 1,927,700 options had been awarded, including 1,837,700 options pursuant to the stock option plan.

	June 30, 2006
		Weighted
	Number of	average
	options	exercise price
		$

Options outstanding, beginning balance	1,948,000	4.73
Granted	160,000	4.36
Exercised	(143,300)	2.33
Cancelled or expired	(127,000)	5.76

Options outstanding, ending balance	1,837,700	4.82

Exercisable options, ending balance	1,270,700	4.75

Of the 160,000 options awarded in 2006, 50,000 were for the renewal of options previously awarded to directors and employees and the remaining 110,000 options were awarded to new employees.

Consolidated statements of cash flow Operations

Cash flow from operations before net change in non cash working capital and payment of asset retirement obligations generated a positive cash flow of $914,352 for the second quarter of 2006, compared with a negative cash flow of $713,438 during the same period in 2005. The difference is mainly due to the net earnings in the second quarter of 2006, compared with the loss reported in 2005.

Cash flow from operations before net change in non cash working capital and payment of asset retirement obligations generated a positive cash flow of $72,829 for the first six months of 2006, compared with a negative cash flow of $359,618 for the same period in 2005. The difference is mainly due to net earnings of $1,154,398 in the first six months of 2006, compared with a $1,069,750 loss reported in 2005.

Investments

Cash flow used in investments was $6,975,746 for the second quarter of 2006, compared with $6,960,466 for the same period in 2005. In 2006, the largest investments were made in connection with the advanced exploration program currently in progress on the Island Gold project and Beaufor Mine, whereas in 2005 the largest investment was in an amount of $4,008,439 on the East Amphi property.

In the second quarter of 2006, an investment of $6,212,146 for exploration and development was made in relation to the Island Gold project, compared with an investment of $2,452,681 for the same period in 2005. The detail of the work executed in 2006 is provided in the section entitled ''Exploration and business development'' under the heading ''Island Gold''.

14
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Investments totalling $767,716 were made at the Beaufor Mine during the second quarter of 2006, compared with investments of $332,101 for the same period in 2005. The detail of the work executed in 2006 is provided in the section entitled ''Summary of operations'' under the header ''Beaufor Mine''.

For the first six months of the 2006 fiscal year, cash flow used in investments was $11,576,359 compared with $12,782,613 in 2005. In 2006, the largest investments were made on the Island Gold project and the Beaufor Mine, for $10,525,442 and $1,172,439 respectively, whereas the largest investment in 2005 was for an amount of $7,289,500 in relation to the East Amphi property.

Financing Activities

During the second quarter of 2006, Richmont Mines issued 3,100,000 common shares at a price of $4.90 per share, generating gross proceed of $15,190,000 and net proceeds of $13,797,848, after payment of the issuance costs. The financing by way of a short form prospectus was completed on June 1st, 2006. The net proceeds will be used to further the Island Gold project, to carry out the exploration program on various targeted properties of Richmont Mines, and for working capital purposes. In 2005, pursuant to a private financing of $15,905,400, Richmont Mines issued 3,246,000 common shares at a price of $4.90 per share, for net proceeds of $14,587,514. Pursuant to the exercise of options, the Company also issued 143,300 common shares for a total amount of $334,129 during the second quarter of 2006, compared with the 134,500 common shares issued, for a total amount of $243,680 during the second quarter of 2005.

During the first six months of the 2006 fiscal year, in addition to the common shares issued pursuant to the prospectus financing, the Company issued 143,300 shares for a total amount of $334,129 pursuant to the exercise of options, compared with the 144,500 shares issued for a total amount of $261,180 during the same period in 2005.

Patricia Mining Corp., a minority partner in the Island Gold project, also contributed a reported amount of $1,300,000 in 2006.

Financial instruments

In order to minimize the risks associated with fluctuations in the gold price and exchange rates, Richmont Mines occasionally uses derivative financial instruments and short-term gold hedging contracts. As at June 30, 2006 and 2005, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

Commitments and contingency

The Company is subject to royalty payments on the output of the Beaufor Mine and of certain other properties, if they should be put into commercial operation.

Since the conclusion of an agreement with the Quebec Ministry of Natural Resources in July 2001, the amounts of government assistance recorded as revenues and as a reduction of property, plant and equipment totalled $2,125,756 and $574,244, respectively. According to the agreement, an amount of $900,000 must be repaid on July 31, 2007, if the Beaufor Mine is in production during the twelve months preceding the date of repayment and if the average daily price of an ounce of gold on the "AM FIX" of the London exchange is greater than or equal to US$325. Currently it is impossible to predict the amount that could become repayable; consequently, no provision for this purpose has been recorded in the financial statements.

15
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Some of the critical factors that must be taken into account when evaluating a mining company are as follows: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensuring their safety by preventing mining accidents. The profitability of a gold producer is also linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges, while paving the way for a promising and profitable future.

Summary of operating results for the previous eight quarters

Quarterly changes in the revenues of the previous eight quarters are directly related to gold sales, which in turn depend on the production levels. This factor also determines quarterly changes affecting the net earnings or net loss. For the third quarter of 2004, Richmont Mines’ production came from the Beaufor and Hammerdown mines, whereas for the five following quarters, production came exclusively from the Beaufor Mine. For the first two quarters of 2006, the East Amphi Mine added its own production to the Beaufor Mine production. In addition, notable increases in the average price of gold during those periods had the effect of increasing precious metals revenues even though gold sales were similar in the quarters used for the comparison.

Quarterly review
(In thousands of Canadian dollars)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2006	2006	2005	2005	2005	2005	2004	2004

Revenues	9,761	8,253	4,100	3,052	7,128	7,365	8,759	10,124

Net earnings (loss)	474	680	(25,020)	(1,390)	(1,170)	100	(40)	742

Net earnings (loss)
per share (CAN$)	0.02	0.03	(1.40)	(0.08)	(0.07)	0.01	-	0.05

Cash flow from operations*	914	(842)	1,047	774	(713)	1,073	1,096	2,201

Working capital	24,133	17,981	21,877	18,133	28,084	20,947	25,925	28,726

Gold sales (ounces)	13,003	12,108	6,362	4,931	13,223	12,440	14,974	17,463

Average selling price of gold
per ounce (US$)	610	562	475	438	438	434	408	406

Cash cost (US$)	542	577	499	440	334	326	300	263
* before net change in non-cash working capital items

Auditors

The external auditors have not examined management’s discussion and analysis or the financial statements for the three-month and the six-month periods ended June 30, 2006.

16
JULY 28, 2006	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

2006 Outlook

During the last few months, the exploration work increased at Beaufor Mine, as new targets were identified with the objective of increasing mineral reserves and resources. During the next few months, approximately 1,500 metres will be drilled in the zone accessible through the ramp at more than 630 metres underground. Based on the data obtained from previous drillings, the grade of the ore located in that zone is higher than average and the zone is accessible for drilling at depth. A high potential exploration zone adjacent to the Beaufor fault will soon be drilled from the surface. Exploration work is also scheduled to take place on adjacent properties, including Courvan.

As for the East Amphi Mine, a detailed study of zones B North and A3, including a drilling exploration program, will begin in the second half of the year in order to assess the profitability of developing those zones.

With regards to the Island Gold project, the plant will be brought into production during the third quarter. At first, the ore from the development will be processed and the ore from the stopes on levels 140 and 190, first used for mining tests at the end of the second quarter, will be milled. The metallurgical results will form part of Technical Report 43-101 to be filed at the end of November 2006 which will also include the calculations for the reserves and resources, based on the drilling data available in September 2006. The partners in the Island Gold project expect that the advanced exploration project, with resources at an average grade of 11.64 g/t, should be brought into production during the second half of the year.

In view of the recent increases in the price of gold to more than US$600 per ounce, the team of geologists will carry out a five million dollar exploration program on various Richmont Mines properties possessing a high potential for discovery, in particular the Francoeur, Wasamac and Fourax properties in Quebec, and the Valentine Lake and Cripple Creek properties in Newfoundland.

With an experienced and dynamic team, $24,133,276 in working capital as of June 30, 2006, a positive cash flow from operations in the year, and favorable conditions for gold, the Company is well positioned to take advantage of these factors, to successfully complete its projects and to realize various strategic acquisitions.

Martin Rivard
President and Chief Executive Officer

17
JULY 28, 2006	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS Second Quarter ended June 30, 2006

CONSOLIDATED STATEMENTS OF EARNINGS
	(in Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	$	$	$	$

REVENUES
Precious metals	9,032,373	7,026,576	16,855,559	13,567,709
Other revenues	728,180	101,784	1,157,781	925,303

	9,760,553	7,128,360	18,013,340	14,493,012

EXPENSES
Operating costs	7,998,227	5,274,155	15,990,465	10,114,912
Royalties	43,145	84,971	95,408	160,801
Custom milling	-	-	-	404,815
Administration (note 3)	530,703	1,407,164	1,403,816	2,102,473
Exploration and evaluation of projects (note 4)	512,754	507,010	968,285	1,061,021
Accretion expense of asset retirement obligations	51,475	40,035	102,265	79,539
Depreciation and depletion	788,310	455,875	1,466,567	917,961

	9,924,614	7,769,210	20,026,806	14,841,522

LOSS BEFORE OTHER ITEMS	(164,061)	(640,850)	(2,013,466)	(348,510)

MINING AND INCOME TAXES (RECOVERIES)	(514,166)	428,213	(2,882,149)	554,247

	350,105	(1,069,063)	868,683	(902,757)

MINORITY INTEREST	(123,846)	101,234	(285,715)	166,993

NET EARNINGS (LOSS)	473,951	(1,170,297)	1,154,398	(1,069,750)

NET EARNINGS (LOSS) PER SHARE
Basic and diluted	0.02	(0.07)	0.05	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING BASIC AND DILUTED	22,108,784	16,142,508	21,554,746	16,153,804

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
	(in Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	$	$	$	$

BALANCE, BEGINNING OF PERIOD	(13,729,320)	13,179,933	(14,409,767)	13,280,549

Net earnings (loss)	473,951	(1,170,297)	1,154,398	(1,069,750)

Redemption of shares	-	(9,143)	-	(210,306)

BALANCE, END OF PERIOD	(13,255,369)	12,000,493	(13,255,369)	12,000,493

See accompanying notes to consolidated financial statements.

19
JULY 28, 2006	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
	(in Canadian dollars)
	June 30,	December 31,
	2006	2005
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	20,338,962	14,678,478
Short-term investments (note 5)	451,564	812,678
Accounts receivable	1,944,521	2,783,351
Mining and income taxes receivable	5,607,511	5,441,853
Inventories (note 6)	2,443,381	3,368,115

	30,785,939	27,084,475

ADVANCE TO A MINORITY PARTNER (note 7)	4,098,500	-

PROPERTY, PLANT AND EQUIPMENT (note 8)	36,322,023	25,851,117

FUTURE MINING AND INCOME TAXES	616,069	1,290,905

	71,822,531	54,226,497

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	6,652,663	5,187,224
Mining and income taxes payable	-	20,000

	6,652,663	5,207,224

ASSET RETIREMENT OBLIGATIONS	3,891,177	3,788,912

MINORITY INTEREST	6,997,079	3,195,602

FUTURE MINING AND INCOME TAXES	1,694,259	1,571,257

	19,235,178	13,762,995

SHAREHOLDERS’ EQUITY

Capital stock (note 9)	61,507,796	50,600,371
Contributed surplus	4,334,926	4,272,898
Deficit	(13,255,369)	(14,409,767)

	52,587,353	40,463,502

Commitments (note 10)
Contingency (note 11)

	71,822,531	54,226,497

See accompanying notes to consolidated financial statements.
20
JULY 28, 2006	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	$	$	$	$

CASH FLOW FROM (USED IN)
OPERATIONS
Net earnings (loss)	473,951	(1,170,297)	1,154,398	(1,069,750)
Adjustments for:
Depreciation and depletion	788,310	455,875	1,466,567	917,961
Stock-based compensation	(92,283)	769,751	137,476	905,855
Accretion expense of asset retirement obligations	51,475	40,035	102,265	79,539
Minority interest	(123,846)	101,234	(285,715)	166,993
Future mining and income taxes	(183,255)	(910,036)	(2,502,162)	(640,980)

	914,352	(713,438)	72,829	359,618

Net change in non-cash working capital items
and payment of asset retirement obligations	587,377	(602,957)	1,744,637	(1,483,818)

	1,501,729	(1,316,395)	1,817,466	(1,124,200)

CASH FLOW USED IN
INVESTMENTS
Short-term investments	208,599	(27,238)	361,114	(120,038)
Property, plant and equipment – Beaufor Mine	(767,716)	(332,101)	(1,172,439)	(895,908)
Property, plant and equipment – East Amphi Mine	-	(4,008,439)	(13,475)	(7,289,500)
Development project – Island Gold	(6,212,146)	(2,452,681)	(10,525,442)	(4,247,626)
Other property, plant and equipment	(204,483)	(140,007)	(226,117)	(229,541)

	(6,975,746)	(6,960,466)	(11,576,359)	(12,782,613)

CASH FLOW FROM
FINANCING ACTIVITIES
Issue of common shares	15,524,129	16,149,080	15,524,129	16,166,580
Redemption of common shares	-	(16,482)	-	(345,630)
Redemption of shares by a subsidiary	-	(15,025)	(12,600)	(29,305)
Common shares issue costs	(1,388,501)	(1,330,656)	(1,392,152)	(1,332,391)
Contribution from a minority partner	-	-	1,300,000	-

	14,135,628	14,786,917	15,419,377	14,459,254

Net increase in cash and cash equivalents	8,661,611	6,510,056	5,660,484	552,441

Cash and cash equivalents, beginning of period	11,677,351	19,312,286	14,678,478	25,269,901

Cash and cash equivalents, end of period	20,338,962	25,822,342	20,338,962	25,822,342

SUPPLEMENTAL INFORMATION
Cash paid (received) during the period:
Mining and income taxes	(203,590)	263,931	(203,590)	310,423

See accompanying notes to consolidated financial statements.
21
JULY 28, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended June 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by management who assumes responsibility for them.

1.     Significant accounting policies

The accounting policies used and the application of these policies for the preparation of these unaudited interim consolidated financial statements are identical to those used in the presentation of the last annual financial statements. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and the accompanying notes.

These consolidated financial statements reflect the accounts of the Company and those of other entities in which the Company has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities through arrangements that do not involve voting interests, such as variable interest entities ("VIE’s") under the principles outlined in the AcG-15.

The Company’s 55% interest in the Island Gold development project is held through an unincorporated joint venture. The Company has entered into an agreement to finance the other joint venture partner’s share of mine construction costs, which caused the Company to reconsider whether this joint venture is a VIE. The Company concluded that the joint venture is in fact a VIE and that it is the primary beneficiary. The Company has therefore consolidated the Island Gold project using the principles of AcG-15.

2.     Commercial production at East Amphi

On February 1st, 2006 the East Amphi property attained commercial production. At that date, the accumulated costs of $5,123,606, net of a devaluation of $26,040,953 registered during the 4th quarter of 2005, were transferred to the various categories of property, plant and equipment and are depreciated based on the units of production method.

3.     Administration

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	$	$	$	$

General costs	622,986	637,413	1,266,340	1,196,618
Stock-based compensation (see Black & Scholes
evaluation model, note 9 c)	(92,283)	769,751	137,476	905,855

	530,703	1,407,164	1,403,816	2,102,473

22
JULY 28, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

4.     Exploration and evaluation of projects

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	$	$	$	$

Beaufor Mine	237,510	233,947	412,491	434,639
Francoeur Mine	7,478	15,354	28,479	25,995
Valentine Lake property	2,726	43,217	25,399	81,012
Wasamac property	10,087	1,247	45,601	2,523
Other properties	109,766	121,240	177,960	310,667
Project evaluation	155,142	101,584	300,579	236,888

	522,709	516,589	990,509	1,091,724

Exploration tax credits	(9,955)	(9,579)	(22,224)	(30,703)

	512,754	507,010	968,285	1,061,021

5.     Short-term investments

Short-term investments include investments in shares of publicly-traded companies. The fair market value is $860,000 as at June 30, 2006 ($1,530,000 as at December 31, 2005).

6.     Inventories

	June 30,	December 31,
	2006	2005
	$	$
		(Audited)

Precious metals	36,135	609,033
Ore	1,143,560	1,504,499
Supplies	1,263,686	1,254,583

	2,443,381	3,368,115

7.     Advance to a minority partner

The total advance to a minority partner is $4,473,500. An amount of $375,000 was presented as part of account receivable as it is reimbursable in the next twelve months. This advance bears interest at prime rate plus 3% and is repayable in 36 monthly, equal and consecutive instalments starting no later than April 1, 2007. This advance is secured by the interest of 45% which the borrower has in a mining project jointly owned by the Company.

23
JULY 28, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

8.     Property, plant and equipment

		June 30, 2006			December 31, 2005
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mining properties	6,706,841	6,014,820	692,021	6,678,569	5,985,085	693,484
Development costs	11,601,253	6,353,195	5,248,058	9,814,060	5,856,973	3,957,087
Buildings	8,185,240	6,517,164	1,668,076	7,200,464	6,272,144	928,320
Equipment	17,612,455	12,654,295	4,958,160	13,762,718	12,183,176	1,579,542
Asset retirement	2,615,155	1,652,962	962,193	2,313,482	1,608,826	704,656

	46,720,944	33,192,436	13,528,508	39,769,293	31,906,204	7,863,089

Projects under
development	22,793,515	-	22,793,515	17,988,028	-	17,988,028

Total	69,514,459	33,192,436	36,322,023	57,757,321	31,906,204	25,851,117

9.     Capital stock

Authorized: Unlimited number of common shares with no par value

	Six months ended		Year ended
	June 30, 2006		December 31, 2005
	Number	Amount	Number	Amount
	of shares	$	of shares	$
			(Audited)

Issued and paid: Common shares

Beginning balance	20,994,553	50,600,371	16,169,653	29,236,630
Issue of shares for cash a)
Common	3,243,300	15,599,577	3,400,500	16,211,684
Flow-through	-	-	1,500,000	7,500,000
Share issue costs
Common	-	(1,392,152)	-	(1,904,619)
Flow-through	-	(3,300,000)	-	(308,000)
Redemption of shares b)	-	-	(75,600)	(135,324)

Ending balance	24,237,853	61,507,796	20,994,553	50,600,371

a)     Issue of shares

In 2006, the Company issued, through a prospectus, 3,100,000 common shares for cash proceeds of $15,190,000. Furthermore, share capital has been reduced by the future income tax expense of $3,300,000 related to the flow-through shares issued in December 2005 of $7,500,000 and renounced in February 2006. The Company also issued, through the exercise of stock options, 143,300 common shares for a cash consideration of $334,129 and has decreased the contributed surplus in an amount of $75,448, representing the fair value of the stock options that were exercised.

24
JULY 28, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

9.     Capital stock (continued)

         a)     Issue of shares (continued)

In 2005, the Company issued, through a private placement, 3,246,000 common shares and 1,500,000 flow-through shares. The Company received cash proceeds of $15,905,400 and $7,500,000, respectively. Furthermore, share capital has been reduced by the future income tax expense of $308,000 related to the flow-through shares at the time the tax deductions were renounced. The Company also issued, through the exercise of stock options, 154,500 common shares for a cash consideration of $289,845 and has decreased the contributed surplus in an amount of $16,439, representing the fair value of the stock options that were exercised.

The Company is committed, in accordance with the flow-through share agreements, to incur exploration expenses in Canada of $7,500,000 prior to December 31, 2006. Furthermore, share capital has been reduced by the future income tax expense of $3,300,000 related to the flow-through shares at the time the tax deductions were renounced in February 2006. As of June 30, 2006, an amount of $5,860,893 has been committed concerning this flow-through financing on work mainly done on the Island Gold property.

b)     Redemption of shares

In 2005, the Company redeemed 75,600 common shares for $345,630 in cash. This transaction reduced retained earnings by $210,306.

c)     Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company’s stock on the date of grant and the maximum term of the options granted is 10 years.

The options granted are earned on a 4 year period. A summary of the status, as at June 30, 2006 and as at December 31, 2005, of the Company’s Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

	Six months ended		Year ended
	June 30, 2006		December 31, 2005
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
		$		$
			(Audited)

Options outstanding, beginning balance	1,948,000	4.73	1,842,500	4.29
Granted	160,000	4.36	825,000	5.24
Exercised	(143,300)	2.33	(154,500)	1.88
Cancelled or expired	(127,000)	5.76	(565,000)	4.80

Options outstanding, ending balance	1,837,700	4.82	1,948,000	4.73

Exercisable options, ending balance	1,270,700	4.75	1,367,000	4.54

25
JULY 28, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

9.     Capital stock (continued)

c)     Stock Option Purchase Plan (continued)

The following table summarizes information about the Stock Option Purchase Plan at June 30, 2006:

	Options outstanding at			Exercisable options at
	June 30, 2006			June 30, 2006
		Weighted average	Weighted		Weighted
	Number	remaining	average	Number	average
	of options	contractual	exercise price	of options	exercise price
Exercise price		life (years)	$		$

$1.78 to $2.28	104,700	0.5	1.80	104,700	1.80
$3.10 to $4.42	408,000	2.5	3.98	230,000	3.71
$4.72 to $6.60	1,325,000	3.0	5.31	936,000	5.34

	1,837,700	2.8	4.82	1,270,700	4.75

During the six-month period ended June 30, 2006, the Company granted 160,000 stock options (420,000 in 2005) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black & Scholes option pricing model, is $1.87 ($2.33 in 2005). The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	June 30,	June 30,
	2006	2005

Risk-free interest rate	3.8%	3.0%
Expected life	4 years	4 years
Expected volatility	50%	54%
Expected dividend yield	0.0%	0.0%

For the six-month period ended June 30, 2006, the stock-based compensation costs charged to earnings amounts to $137,746 ($905,855 in 2005). The consideration of these costs has been credited to the contributed surplus.

d)     Other stock options

	Six months ended		Year ended
	June 30, 2006		December 31, 2005
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
		$		$
			(Audited)

Options outstanding, beginning balance	90,000	5.00	100,000	2.00
Granted	-	-	90,000	5.00
Expired	-	-	(100,000)	2.00

Options outstanding and exercisable, ending balance	90,000	5.00	90,000	5.00

26
JULY 28, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

9.     Capital stock (continued)

d)     Other stock options (continued)

As at June 30, 2006, the other 90,000 stock options have an exercise price of $5.00 and a weighted average remaining life of 0.4 year. In 2005, the cost, considered as issue cost and presented against capital stock amounts to $45,270. The contributed surplus was increased by the same amount. These amounts were calculated based on the Black & Scholes pricing model using the following assumptions:

Risk-free interest rate	2.5%
Expected life	1 year
Expected volatility	43%
Expected dividend yield	0.0%

10.   Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

11.   Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in revenues and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. According to this agreement, an amount of $900,000 is reimbursable on July 31, 2007, if the Beaufor mine is in operation during the twelve-month period preceeding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is currently not possible to determine the amount that may become payable and, accordingly, no amount has been recorded in these financial statements.

12.   Comparative figures

Certain comparative figures provided for the period ended June 30, 2005 have been reclassified to conform with the presentation adopted for the period ended June 30, 2006.

13.   Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. The exploration, corporate and others segment includes mining projects under development. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

27
JULY 28, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

13. Segment information (continued)

	Three months ended June 30, 2006
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	9,317,859	12,976	429,718	9,760,553

Mining operation and others	8,142,399	9,237	471,914	8,623,550
Exploration and project evaluation	239,496	100,748	172,510	512,754
Depreciation and depletion	766,895	-	21,415	788,310

Earnings (loss) before other items	169,069	(97,009)	(236,121)	(164,061)

Acquisition of property, plant and equipment	804,639	6,212,146	167,502	7,184,287

Current assets	5,741,937	292,354	24,751,648	30,785,939
Advance to a minority partner	-	-	4,098,500	4,098,500
Property, plant and equipment	11,755,965	23,831,309	734,749	36,322,023
Future mining and income taxes	616,069	-	-	616,069

Total assets	18,113,971	24,123,663	29,584,897	71,822,531

	Three months ended June 30, 2005
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	7,044,399	-	83,961	7,128,360

Mining operation and others	5,418,982	-	1,387,343	6,806,325
Exploration and project evaluation	235,729	69,549	201,732	507,010
Depreciation and depletion	434,425	-	21,450	455,875

Earnings (loss) before other items	955,263	(69,549)	(1,526,564)	(640,850)

Acquisition of property, plant and equipment	472,108	2,452,681	4,008,439	6,933,228

	December 31, 2005 (audited)

Current assets	5,309,642	612,191	21,162,642	27,084,475
Property, plant and equipment	6,874,900	13,305,867	5,670,350	25,851,117
Future mining and income taxes	662,328	-	628,577	1,290,905

Total assets	12,846,870	13,918,058	27,461,569	54,226,497

28
JULY 28, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

13. Segment information (continued)

	Six months ended June 30, 2006
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	17,324,067	24,346	664,927	18,013,340

Mining operation and others	16,280,468	18,352	1,293,134	17,591,954
Exploration and project evaluation	428,242	127,036	413,007	968,285
Depreciation and depletion	1,422,230	-	44,337	1,466,567

Loss before other items	(806,873)	(121,042)	(1,085,551)	(2,013,466)

Acquisition of property, plant and equipment	1,258,652	10,525,442	153,321	11,937,415

Current assets	5,741,937	292,354	24,751,648	30,785,939
Advance to a minority partner	-	-	4,098,500	4,098,500
Property, plant and equipment	11,755,965	23,831,309	734,749	36,322,023
Future mining and income taxes	616,069	-	-	616,069

Total assets	18,113,971	24,123,663	29,584,897	71,822,531

	Six months ended June 30, 2005
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	14,116,913	-	376,099	14,493,012

Mining operation and others	10,777,839	-	2,084,701	12,862,540
Exploration and project evaluation	451,213	214,336	395,472	1,061,021
Depreciation and depletion	875,061	-	42,900	917,961

Earnings (loss) before other items	2,012,800	(214,336)	(2,146,974)	(348,510)

Acquisition of property, plant and equipment	1,125,449	4,247,626	7,289,500	12,662,575

		December 31, 2005 (audited)

Current assets	5,309,642	612,191	21,162,642	27,084,475
Property, plant and equipment	6,874,900	13,305,867	5,670,350	25,851,117
Future mining and income taxes	662,328	-	628,577	1,290,905

Total assets	12,846,870	13,918,058	27,461,569	54,226,497

29
JULY 28, 2006	RICHMONT MINES INC.